Exhibit 99.1

Silvercorp Secures RMB 1.5 Billion (~US$220 Million) Syndicated Term Loan Facilities with 2x Oversubscription, Bolstering Financial Strength for Global Mining Growth

Trading Symbol:  TSX/NYSE American: SVM

VANCOUVER, BC, April 20, 2026 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to announce that it has entered into a 3-year syndicated term loan facilities agreement (the "Facilities") with a syndicate of international banks.

Transaction Highlights

•	Facilities Size: An aggregate of RMB1.5 billion in principal, approximately US$220 million (with total bank commitments reaching RMB2 billion (approximately US$293 million) - representing a 2x oversubscription against the original target of RMB1 billion).
•	Maturity: 3 years from the date of initial drawdown.
•	Sole mandated lead arranger and bookrunner: Standard Chartered Bank (Hong Kong) Limited.
•	Interest Rates and Fees:
1.	Facility A (Floating) in the amount of RMB425,500,000: Floating rate pricing based on CNH HIBOR (1.60% as of March 31, 2026) plus a margin of 1.92% per annum
2.	Facility B (Fixed) in the amount of RMB1,047,500,000: Fixed interest rate of 3.67% per annum
3.	Both tranches are subject to reduced interest rates based on the Company's consolidated net leverage ratio
4.	Facilities are subject to payment of certain fees, including an upfront fee
•	Repayment Currency: RMB, with future repayments funded from RMB dividends received outside of China from the Company's China operations.
•	Use of Proceeds: for general corporate purposes and to support the Company's global working capital requirements, further optimizing the company's capital structure and strengthening its financial flexibility.
•	Security: The Facility will be guaranteed by, and secured by certain accounts and share security by, the Company and certain subsidiaries of the Company.

This landmark financing complements the Company's robust cash reserves, consistent operating cash flow, and established financing platform, reinforcing the financial foundation to deliver on its long-term strategic growth objectives across a global mining portfolio - including growth opportunities in Kyrgyzstan and Ecuador.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS
This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things statements regarding the Facilities, interest rates applicable to the Facilities, fees payable in connection with the Facilities, use of proceeds of the Facilities, timing of future repayment of the Facilities, and the Facilities reinforcing the foundation for the long-term strategic growth objectives of the Company. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including fluctuating commodity prices; recent market events and condition; activities of anti-mining groups; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of  mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in Ecuador and China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.; and the other risk factors described in the Company's Annual Information Form and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in their public reports and filings which are available under its profile at www.sedarplus.ca and www.sec.gov.

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SOURCE Silvercorp Metals Inc.

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%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 17:05e 20-APR-26